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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@[redacted]

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MEXICO CITY
SÃO PAULO

JOHANNESBURG

February 13, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

In accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended, and Rule 12g3-2(b) promulgated thereunder, we enclose an English translation of two recent press releases of Companhia Força e Luz Cataguases-Leopoldina in respect of an Extraordinary Shareholders' Meeting to be held on February 14, 2003 in which an amendment to the Company's by-laws will be considered.

Please acknowledge receipt of this letter and the enclosed documents by stamping an additional copy of this letter and returning it to our messenger.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson /AOI

Miguel Lawson

dlw 2/19

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
- PUBLICTLY TRADED COMPANY -
CORPORATE TAX REGISTRATION (*CNPJ*) # 19.527.639/0001-58

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

This is the first call for Shareholders to attend an Extraordinary General Shareholders' Meeting to be held on February 14, 2003 at 8:30am at the head office of this Company located at Praça Rui Barbosa # 80, in Cataguases (MG), to deliberate on the following issues:

1. new wording of the Company's By-Laws, in the light of amendment proposals approved by the Board of Directors on matters concerning:

   1.1. Chapter III – Shares and Shareholders, with regards to article 5, with the inclusion of a new § 3, renumbering the other paragraphs, so that preferred shares are granted the right to participate in public offerings for the sale of the Company's control, under the terms established in article 254-A of Law # 6,404/76, and a dividend entitlement at least equal to that of ordinary shares;

   1.2. Chapter V – Section II – Management, more specifically in relation to article 16, henceforth providing for the existence of at least 6 members;

2. election of a permanent member of the Company's Board of Directors, under the terms of article 11, § 3 of the By-Laws, in light of the resignation of a permanent Board Member, with a term of office up to the investiture of the Board Members who may be elected at the Ordinary General Shareholders' Meeting at which the 2003 financial statements are approved.

Under CVM Instruction # 165/91, which was amended by CVM Instruction # 282/98, the minimum percentage of voting capital to request the adoption of multiple vote is 5%.

The documents relating to the matters to be debated at the meetings are at the disposal of shareholders at the Company's head office.

Cataguases, January 29, 2003.

Ivan Müller Botelho
Chairman of the Board of Directors

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Relevant Information

Companhia Força e Luz Cataguazes-Leopoldina hereby announces that in a Board of Directors Meeting, a proposal was proposed to amend the Company's By-laws in order for the Company to comply with the new corporate law and to maintain its status as a publicly-traded company.

Due to this approval, an Extraordinary Shareholders' Meeting shall be called to deliberate, among other topics, the amendment to the Company's By-laws to concede to the preferred shareholders the right to participate in public offerings for the transfer of control (*tag-along*), according to the conditions described in art. 254-A, Law no. 10.303/2001, as well as the right to receive dividends at least equal to those received by the common shareholders.

Cataguases, January 27, 2003.

Mauricio Perez Botelho
Director of Investor Relations

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
- PUBLICTLY TRADED COMPANY -
CORPORATE TAX REGISTRATION (*CNPJ*) # 19.527.639/0001-58

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

This is the first call for Shareholders to attend an Extraordinary General Shareholders' Meeting to be held on February 14, 2003 at 8:30am at the head office of this Company located at Praça Rui Barbosa # 80, in Cataguases (MG), to deliberate on the following issues:

1. new wording of the Company's By-Laws, in the light of amendment proposals approved by the Board of Directors on matters concerning:

   1.1. Chapter III – Shares and Shareholders, with regards to article 5, with the inclusion of a new § 3, renumbering the other paragraphs, so that preferred shares are granted the right to participate in public offerings for the sale of the Company's control, under the terms established in article 254-A of Law # 6,404/76, and a dividend entitlement at least equal to that of ordinary shares;

   1.2. Chapter V – Section II – Management, more specifically in relation to article 16, henceforth providing for the existence of at least 6 members;

2. election of a permanent member of the Company's Board of Directors, under the terms of article 11, § 3 of the By-Laws, in light of the resignation of a permanent Board Member, with a term of office up to the investiture of the Board Members who may be elected at the Ordinary General Shareholders' Meeting at which the 2003 financial statements are approved.

Under CVM Instruction # 165/91, which was amended by CVM Instruction # 282/98, the minimum percentage of voting capital to request the adoption of multiple vote is 5%.

The documents relating to the matters to be debated at the meetings are at the disposal of shareholders at the Company's head office.

Cataguases, January 29, 2003.

Ivan Müller Botelho
Chairman of the Board of Directors

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Relevant Information

Companhia Força e Luz Cataguazes-Leopoldina hereby announces that in a Board of Directors Meeting, a proposal was proposed to amend the Company's By-laws in order for the Company to comply with the new corporate law and to maintain its status as a publicly-traded company.

Due to this approval, an Extraordinary Shareholders' Meeting shall be called to deliberate, among other topics, the amendment to the Company's By-laws to concede to the preferred shareholders the right to participate in public offerings for the transfer of control (*tag-along*), according to the conditions described in art. 254-A, Law no. 10.303/2001, as well as the right to receive dividends at least equal to those received by the common shareholders.

Cataguases, January 27, 2003.

Mauricio Perez Botelho
Director of Investor Relations

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
- PUBLICTLY TRADED COMPANY -
CORPORATE TAX REGISTRATION (*CNPJ*) # 19.527.639/0001-58

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

This is the first call for Shareholders to attend an Extraordinary General Shareholders' Meeting to be held on February 14, 2003 at 8:30am at the head office of this Company located at Praça Rui Barbosa # 80, in Cataguases (MG), to deliberate on the following issues:

1. new wording of the Company's By-Laws, in the light of amendment proposals approved by the Board of Directors on matters concerning:

   1.1. Chapter III – Shares and Shareholders, with regards to article 5, with the inclusion of a new § 3, renumbering the other paragraphs, so that preferred shares are granted the right to participate in public offerings for the sale of the Company's control, under the terms established in article 254-A of Law # 6,404/76, and a dividend entitlement at least equal to that of ordinary shares;

   1.2. Chapter V – Section II – Management, more specifically in relation to article 16, henceforth providing for the existence of at least 6 members;

2. election of a permanent member of the Company's Board of Directors, under the terms of article 11, § 3 of the By-Laws, in light of the resignation of a permanent Board Member, with a term of office up to the investiture of the Board Members who may be elected at the Ordinary General Shareholders' Meeting at which the 2003 financial statements are approved.

Under CVM Instruction # 165/91, which was amended by CVM Instruction # 282/98, the minimum percentage of voting capital to request the adoption of multiple vote is 5%.

The documents relating to the matters to be debated at the meetings are at the disposal of shareholders at the Company's head office.

Cataguases, January 29, 2003.

Ivan Müller Botelho
Chairman of the Board of Directors

COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

Relevant Information

Companhia Força e Luz Cataguazes-Leopoldina hereby announces that in a Board of Directors Meeting, a proposal was proposed to amend the Company's By-laws in order for the Company to comply with the new corporate law and to maintain its status as a publicly-traded company.

Due to this approval, an Extraordinary Shareholders' Meeting shall be called to deliberate, among other topics, the amendment to the Company's By-laws to concede to the preferred shareholders the right to participate in public offerings for the transfer of control (*tag-along*), according to the conditions described in art. 254-A, Law no. 10.303/2001, as well as the right to receive dividends at least equal to those received by the common shareholders.

Cataguases, January 27, 2003.

Mauricio Perez Botelho
Director of Investor Relations